UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   HODGE, Ronald C.
   145 Pleasant Hill Road
   Scarborough, ME  04074
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hannaford Bros. Co.
   HRD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/02/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |3/2/19|A   |290               |A  |42.75      |8,135.930(1)       |D     |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |5,453.260(2)       |I     |by 401(k)                  |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Options (Rights to buy) |44.6875 |5-19-|A   |3,104      |A  |5-19-|5-19-|Common Stock|3,104  |       |3,104       |D  |            |
                        |        |1998 |    |           |   |1999 |2008 |            |       |       |            |   |            |
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Options (Rights to buy) |44.6875 |5-19-|A   |3,104      |A  |5-19-|5-19-|Common Stock|3,104  |       |3,104       |D  |            |
                        |        |1998 |    |           |   |2000 |2008 |            |       |       |            |   |            |
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Options (Rights to buy) |44.6875 |5-19-|A   |3,102      |A  |5-19-|5-19-|Common Stock|3,102  |       |3,102       |D  |            |
                        |        |1998 |    |           |   |2001 |2008 |            |       |       |            |   |            |
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Explanation of Responses:
(1) Includes 392 shares acquired under the Employee Stock Purchase Plan in February 1998 at $26.244 per share, and 104.208 shares acquired between March and December 1998 through dividend reinvestment at prices ranging from $44.50 to $53.00.
(2) Reflects the net disposition of 120.833 shares from the Hannaford Savings & Investment (401k) Plan between 11-30-1997 and 1-2-1999 at prices ranging from $41.625 to
$53.00
SIGNATURE OF REPORTING PERSON
/s/ Ronald C. Hodge
DATE
02/12/1999